# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Open Lending Corp, CIK 0001806201
CUSIP: 68373J104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1501 S. MOPAC EXPRESSWAY, 1501 S. MOPAC EXPRESSWAY, AUSTIN, Texas (TX), 78746
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-26-015221
Filed by CIK 0001607278

## Reporting persons
- Whetstone Capital Advisors, LLC: type of reporting person: other (OO), investment adviser (IA); citizenship or place of organization: Kansas (KS); shared voting power 3,799,105; shared dispositive power 3,799,105; aggregate amount beneficially owned 3,799,105 (3.2% of the class)
- David Atterbury: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); shared voting power 3,799,105; shared dispositive power 3,799,105; aggregate amount beneficially owned 3,799,105 (3.2% of the class)

## Item 1. Issuer
Name of issuer: Open Lending Corp
Address of issuer's principal executive offices: 1501 S. MOPAC EXPRESSWAY, 1501 S. MOPAC EXPRESSWAY, AUSTIN, TEXAS, 78746

## Item 2. Person Filing
Name of person filing: Whetstone Capital Advisors, LLC ("WCA") and Mr. David Atterbury (collectively the "Reporting Persons").
Address of principal business office or, if none, residence: 2001 Shawnee Mission Parkway, Shawnee Mission, Kansas 66205
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 3,799,105
Percent of class: 3.2%
Shared power to vote or to direct the vote: 3,799,105
Shared power to dispose or to direct the disposition: 3,799,105

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Whetstone Capital Advisors, LLC: /s/ David Atterbury, Manager (05/01/2026)
- David Atterbury: /s/ David Atterbury, David Atterbury (05/01/2026)